Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 of our report dated February 25, 2014, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the discontinued operations presentation of ONEOK, Inc.’s energy services and natural gas distribution businesses as discussed in Notes A and B and ONEOK, Inc.’s segment presentation discussed in Note R, which is as of September 18, 2014, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in ONEOK, Inc.’s current report on Form 8-K dated September 18, 2014. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
September 25, 2014